SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADIAN SUPERIOR ENERGY ACQUISITIONS INC.,
a wholly-owned subsidiary of
CANADIAN SUPERIOR ENERGY INC.
(Name of Filing Persons)

Common Shares
(Title of Class of Securities)
135231-10-8
(CUSIP Number of Class of Securities)

Gregory S. Noval
Chief Executive Officer
Suite 3300, 400 3rd Avenue, SW
Calgary, Alberta Canada T2P 4H2
(403) 294-1411
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copies to:

Christopher W. Morgan, Esq.	John J. Poetker, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Borden Ladner Gervais LLP
222 Bay Street	1000 Canterra Tower
Suite 1750, P.O. Box 258	400 Third Avenue S.W.
Toronto, Ontario M5K 1J5	Calgary, Alberta T2P 4H2
(416) 777-4700	(403) 232-9500

CALCULATION OF FILING FEE

Transaction Valuation[1]	Amount of Filing Fee[2]
$133,217,015	$14,255

(1)	Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (a) US$8.85, which is the average of the high and low sale prices of the common shares of Canada Southern Petroleum Ltd. as reported on The Nasdaq Capital Market on June 14, 2006, and (b) 15,052,770, which is the estimated number of outstanding common shares of Canada Southern Petroleum Ltd. as of May 24, 2006, assuming full conversion of all outstanding exercisable options for common shares of Canada Southern Petroleum Ltd.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,680 Form or Registration No.: Form F-10 Filing Party: Canadian Superior Energy Inc. Date Filed: June 19, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by (i) Canadian Superior Energy Acquisitions Inc., a corporation incorporated under the laws of the Province of Alberta, Canada (the “Offeror”), which is a wholly-owned subsidiary of Canadian Superior Energy Inc., a corporation incorporated under the laws of the Province of Alberta, Canada (“Canadian Superior”), and (ii) Canadian Superior.
     This Schedule TO relates to the offer by Canadian Superior to purchase all of the issued and outstanding common shares (including the common shares that become outstanding upon the exercise of options to acquire common shares) of Canada Southern, at a price per share of:
     (a)     Cdn$2.50, in cash; and
     (b)     2.75 Canadian Superior common shares.
     The offer is subject to the terms and conditions set forth in the Offer and Circular dated June 16, 2006 (the “Offer and Circular”). The Offer and Circular and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto, constitute the “Offer”.
     As permitted by General Instruction F to Schedule TO, the information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, this Schedule TO and is supplemented by the information specifically provided herein.
     Canadian Superior has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission (the “Commission”) relating to the Canadian Superior common shares that it proposes to issue to holders of Canada Southern common shares in connection with the Offer.
Item 1.     Summary Term Sheet.
     The information set forth in the Summary Term Sheet of the Offer and Circular is incorporated herein by reference.
Item 2.     Subject Company Information.
     (a)     The name of the subject company is Canada Southern Petroleum Ltd., a corporation organized under the laws of the Province of Alberta, Canada (“Canada Southern”). The address of Canada Southern’s principal executive office is Suite 250, 706 — 7th Avenue S.W., Calgary, Alberta, Canada T2P 0Z1. Canada Southern’s telephone number is (403) 269-7741.
     (b)     The class of securities to which this Schedule TO relates is the issued and outstanding common shares of Canada Southern, including the common shares that become outstanding upon the exercise of options to acquire common shares of Canada Southern. Based on publicly available information, Canadian Superior believes that there were 14,496,165 common shares of Canada Southern and options to acquire 556,605 common shares of Canada Southern outstanding as of May 24, 2006.
     (c)     The information set forth in Section 2 (“Canada Southern — Price Ranges and Trading Volumes of Common Shares”) of the Circular portion of the Offer and Circular is incorporated herein by reference.
Item 3.     Identity and Background of Filing Person.
     (a)     This Tender Offer Statement is filed by the Offeror and Canadian Superior. The information set forth in Section 1 (“The Offeror and Canadian Superior”) of the Circular portion of the Offer and Circular and Schedule 1 (“Information Concerning the Directors and Executive Officers of the Offeror and Canadian Superior”) of the Offer and Circular is incorporated herein by reference.
     (b)     The information set forth in Section 1 (“The Offeror and Canadian Superior”) of the Circular portion of the Offer and Circular is incorporated herein by reference.
     (c)     The information set forth in Section 1 (“The Offeror and Canadian Superior”) and Schedule 1 (“Information Concerning the Directors and Executive Officers of the Offeror and Canadian Superior”) of the

Circular portion of the Offer and Circular is incorporated herein by reference. None of the persons listed in Schedule 1 (“Information Concerning the Directors and Executive Officers of the Offeror and Canadian Superior”) of the Circular portion of the Offer and Circular has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar minor offences), other than a conviction, entered by the Alberta provincial court, of Greg Noval for refusing to take a breathalyser test, which resulted in Mr. Noval having his driver’s license suspended for a period of one year and having to pay a fine. None of the persons listed in Schedule 1 has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal, provincial or state securities laws, or a finding of any violation of federal, provincial or state securities laws.
Item 4.     Terms of the Transaction.
     The information set forth in the Offer portion of the Offer and Circular is incorporated herein by reference.
Item 5.     Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in Section 3 (“Background to and Reasons for the Offer”) and Section 7 (“Past Contacts, Transactions, Negotiations and Agreements”) of the Circular portion of the Offer and Circular is incorporated herein by reference.
Item 6.     Purpose of the Transaction and Plans or Proposals.
     The information set forth in Section 3 (“Background to and Reasons for the Offer”), Section 4 (“Purpose of the Offer and Plans for Canada Southern”) and Section 9 (“Effect of the Offer on Markets for the Common Shares and Stock Exchange Listings”) of the Circular portion of the Offer and Circular is incorporated herein by reference.
Item 7.     Source and Amount of Funds or other Consideration.
     The information set forth in Section 8 (“Source of Funds”) of the Circular portion of the Offer and Circular is incorporated herein by reference.
Item 8.     Interest in Securities of Subject Company.
     The information set forth in Section 1 (“The Offeror and Canadian Superior”) and Section 6 (“Ownership of, Trading in and Commitments to Acquire Securities of Canada Southern”) of the Circular portion of the Offer and Circular is incorporated herein by reference.
Item 9.     Persons/Assets Retained, Employed, Compensated or Used.
     The information set forth in Section 6 (“Ownership of, Trading in and Commitments to Acquire Securities of Canada Southern”) and Section 16 (“Depository, U.S. Forwarding Agent, Information Agent and Financial Advisor”) of the Circular portion of the Offer and Circular is incorporated herein by reference.
Item 10.     Financial Statements.
     The information set forth in the audited consolidated financial statements of Canadian Superior and the notes thereto as at December 31, 2005 and for each of the years in the three-year period ended December 31, 2005, together with the reports of the auditors thereon, included in the Annual Report on Form 40-F/A of Canadian Superior filed with the Commission on June 16, 2006 (the “Audited Canadian Superior Financial Statements”) and the unaudited consolidated interim financial statements of Canadian Superior and the notes thereto as at and for the three months ended March 31, 2006 and 2005, included in the Form 6-K of Canadian Superior furnished to the Commission on May 24, 2006, are hereby incorporated by reference. In addition, the information set forth in the Summary of the Offer and “Schedule 2 — Certain Unaudited Pro Forma Consolidated Financial Information” of the Offer and Circular is incorporated herein by reference. The financial statements of Canadian Superior identified above have been prepared using generally accepted accounting principles in Canada (“Canadian GAAP”). The Audited Canadian Superior Financial Statements have been reconciled to United States generally accepted accounting principles (“US GAAP”) in footnote 15 thereto. Canada Southern also prepares its financial statements using Canadian GAAP. A reconciliation to US GAAP in accordance with Item 17 of Form 20-F has been prepared for the pro forma income statement for the fiscal year ended December 31, 2005 (see “Schedule 2 — Certain Unaudited Pro Forma Consolidated Financial Information” of the Offer and Circular) and is incorporated herein by reference. In accordance with General Instruction 8 of Item 10 of Schedule TO, a reconciliation to US GAAP in accordance with Item 17 of Form 20-F for the pro forma balance sheet as of March 31, 2006 and the pro forma income statement for the three months ended March 31, 2006 is unavailable given that Canada Southern did not produce a reconciliation to US GAAP for its unaudited interim consolidated financial statements for the three months ended March 31, 2006. Notwithstanding the above, a narrative description of all material variations in accounting principles, practices and methods used in preparing Canadian GAAP financial statements relative to US GAAP financial statements, which have not otherwise been described in the Audited Canadian Superior Financial Statements, has been provided in Schedule 2 — Certain Pro Forma Consolidated Financial Information of the Offer and Circular and is incorporated herein by reference.
Item 11.     Additional Information.
     Any additional information set forth in the Offer and Circular and Letter of Transmittal is incorporated herein by reference.
Item 12.     Exhibits.

Exhibit No.	Description

1.1	Offer and Circular, dated June 16, 2006 (filed herewith).

1.2	Letter of Transmittal (filed herewith).

1.3	Notice of Guaranteed Delivery (filed herewith).

1.4	Letter to Shareholders (filed herewith).

2.1	Commitment Letter, dated June 18, 2006, between Canadian Superior and West Coast Opportunity Fund, LLC (filed herewith).

3.1	Letter Agreement, dated June 16, 2006, between Canadian Superior and Canadian Western Bank (filed herewith).

4.1	Press release of Canadian Superior, dated June 5, 2006, incorporated by reference to Canadian Superior’s filing pursuant to Rule 425 on June 6, 2006.

5.1	Press release of Canadian Superior, dated June 16, 2006, incorporated by reference to Canadian Superior’s filing pursuant to Rule 425 on June 19, 2006.
Item 13.     Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2006	CANADIAN SUPERIOR ENERGY ACQUISITIONS INC.
	By:	/s/ Ross A. Jones
		Name:	Ross A. Jones
		Title:	Chief Financial Officer

CANADIAN SUPERIOR ENERGY INC.
By:	/s/ Ross A. Jones
	Name:	Ross A. Jones
	Title:	Chief Financial Officer